LUKOIL
OIL COMPANY

02 OCT 22 AM 9:03

№ 04-02-1851 date 08/20/2002

02055490

12(g)3-2(b)

Date 20 August, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exemption No.: 82-4006

SUPPL

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Press Releases and Annual Report 2001.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number: 333-99106 which was declared effective by the SEC on 25 December 1995.

Sincerely,

S.Malyukov

Director, Securities Operations

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/28

11, Sretenskyi blvr, Moscow,
101000, Russia

Tel.: (095) 928-9841
Tel./fax: (095) 916-3339
(095) 916-0020

Telex: 612553
Teletype: 209055
ISKRA 38168

12(9)3-2(6)

LUKOIL
OIL COMPANY

PRESS-RELEASE

January 12, 2002

OAO LUKOIL'S BOARD OF DIRECTORS SUMMING UP COMPANY'S RESULTS FOR 2001

LUKOIL's Board of Directors meeting was held today in Moscow. The Board discussed the results of Company's activity in 2001.

In his report, LUKOIL's President Vagit Alekperov stressed that in 2001 the Company kept its operations stable and increased its investment activity.

In 2001 the Company has significantly broadened its reserves base with an increase of 128.9 mln tons in oil and gas reserves (942 mln barrels). The major increase in reserves base was achieved in the new area of Company's operations — the Caspian sea and Timan-Pechora province, which proves high potential of these new fields. All the increase in gas reserves was made thanks to the discoveries in the Caspian sea. In particular, the drilling of three exploratory wells at "Severni" field was completed, and drilling at "Rakushechnaya" area showed commercial reserves of another large block of "Severni" licensed territory. Seismic exploration of previously discovered oil fields Hvalinskoe and U. Korchagin is underway.

The total number of hydrocarbon fields discovered is 10 in 2001. In Saratov region, in particular, 3 high productive oil deposits were discovered for the first time in 10 years period.

The 2001 total volume of oil production by the LUKOIL group of companies has reached 78.3 mln tons (comparing with 77.7 mln tons in 2000). 2.2 mln tons were produced outside of Russia. More than 14 mln tons of oil was produced using enhanced recovery improving methods. The Company's share in Russia's oil production is 22%. The volume of drilling if compared with 2000 increased by 26%. 850 new development wells are built. The share of company's non-producing wells in total number of 28 thousand is 15%, which is 10% less than in 2000.

The Company produced 5.2 billion cubic meters of gas which is almost 4% higher than in 2000.

The preliminary data shows that in 2001 the Company has exported 33 mln tons of oil (with 28.4 mln tons in 2000).

The Company's own refineries processed 38 mln tons of oil (32.2 in 2000), with 29 mln tons processed at Russian refineries (including 7 mln tons refined by OAO NORSI) and 9 mln tons — abroad. Total volume of petroleum products exported is 10.7 mln tons, domestic sales is on the level of 25.6 mln.

Sales of petroleum products through the petrol stations network (including franchising) exceeded 5 mln tons. The volume of packed products (lubricating oil) sold increased by 20% and amounted to

approximately 90,000 tons due to intensive development of the dealers chain which at present includes more than 200 dealers and over 1700 outlets in nearly all of Russia's regions. The quantity of petrol stations accepting fuel cards as a payment instrument almost doubled. In 2001 over 170,000 tons of petroleum products were paid with more than 73,000 fuel cards distributed.

By estimate, more than 1.5 mln tons of petrochemical products were produced at the Company's domestic and foreign plants in 2001 (1.1 mln tons in 2000). The volume of gas processed by the Company's enterprises exceeded 1 bln cubic metres.

In 2001 Company's capex reached 92.6 bln roubles which is 44% higher than the 2000 figure. This growth made it possible to intensify the development of new projects almost in all sectors of Company's business. Among them the main are programmes of Timan-Pechora and Caspian provinces development, acquisition of OAO Norsi Oil, creating the infrastructure for oil and natural gas exploration and production, and expansion of exports geography for fuels and petrochemical products.

In 2001 a new reinforced ice class tanker was launched and a new oil terminal was put into operation in Kaliningrad region. The terminal's project capacity exceeds 1.5 mln tons of oil and petroleum products per year; tank stock capacity is 80,000 cubic metres.

The Board of Directors affirmed changes to the OAO LUKOIL Charter due to placement of 77,211,864 non-documentary nominal common shares which were issued to replace by conversion the nominal preferred shares. Consequently, now OAO LUKOIL charter capital divides into 850,563,255 nominal common shares with face value of 2.5 kopecks each which are all aggregated to 100% of charter capital.

The Board of Directors decided to issue the "Principal goals of OAO LUKOIL financial and investment policy" report annually. This report is to be approved by the Board of Directors and will be published for investors and shareholders. It is also decided to organize meetings of the members of the Management Committee with the groups of investors and shareholders on the regular basis. A project of the Corporate Governance Code will be prepared in the first half of 2002.

The principal objective for 2002 and the next few years as determinded by the Board of Directors is an increase of effectiveness of Company's business and, first of all, shorter payout period and increase of internal rate of return, more carefull preparation of business plans and new investment projects, increase of profitability and returns on a per unit basis. It was also planned to cut all kinds of costs and to complete the organisational restructuring in order to increase the quality of financial and investment decisions.

OAO LUKOIL Press Service
Tel.: +7 (095) 927-1677 Fax: +7 (095) 927-1653 E-mail: pr@lukoil.com

12(g)3-2(b)

LUKOIL
OIL COMPANY

02 OCT 22 AM 9:03

PRESS-RELEASE

January 17, 2002

LUKOIL'S SHAREHOLDERS PROPOSED A NOMINATION TO A COMPANY'S BOARD OF DIRECTORS

Press service reports that a number of LUKOIL's shareholders proposed a nomination of Richard Matzke and Mark Mobius to a Company's Board of Directors.

Richard Matzke is vice chairman of the board of directors for ChevronTexaco Corp. He holds positions of a vice president of Chevron Corporation and president of Chevron Overseas Petroleum Inc., responsible for supervising Chevron Corporation's oil exploration and production activities outside North America.

Richard Matzke is well known in the world oil community. He is a member of the Board of Directors of the Business Council for International Understanding, Advisory Board of the Center for Strategic and International Studies (CSIS), and Chairman of the Board of Directors of the United States-Kazakhstan Council. He is also a member of the American Institute of Professional Geologists, American Association of Petroleum Geologists, World Trade Club, and other international organizations.

Dr. Mark Mobius manages the operations of the Templeton funds in Hong Kong, Singapore, Japan, Vietnam, Brazil, India, South Africa, Argentina, Poland and Russia. The group of funds managed by Mark Mobius is one of the largest players on the emerging markets with a total capitalization of $6.5 billion. The group holds significant investments in Russia exceeding quarter billion dollars.

In 1992, Dr. Mobius was named "Investment Trust Manager of the Year" by The Sunday Telegraph weekly in the United Kingdom. Morning Star in the U.S. awarded Mark Mobius the "Closed-End Fund Manager of the Year" for 1993. CNBC named him "1994 First in Business Money Manager of the Year". For two years in a row (1997-1998) Dr. Mobius was named the number one global emerging market fund manager in the Reuters Survey. Dr. Mobius is the author of the books The Investors's Guide to Emerging Markets, Passport to Profits and Mobius on Emerging Markets.

LUKOIL's Board of Directors believes that if the Company's shareholders support the nominees it would undoubtedly help to further improve corporate governance and increase investment appeal of the Company.

The Board of Directors already has an independent member: Ph.D, professor, Oleg Kutafin, a university principal of the Moscow State Law Academy, was appointed by the AGM in 2001.

The Board of Directors believes that the presence of new well known independent directors along with the development of corporate code and regular presentation of US GAAP financials would lead to corporate dramatic government improvement.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE

January 22, 2002

The meeting between the Bulgarian Deputy Prime Minister, economics minister Nikolai Vasiliev and LUKOIL's President Vagit Alekperov was held today in Moscow.

The parties discussed current Company's activities in Bulgaria and future cooperation projects.

Bulgarian Deputy Prime Minister positively assessed Company's activity in Bulgaria and underlined that LUKOIL-Neftochim Bourgas refinery makes visible contribution to the country's economy providing significant tax payments and working places for thousands of employees.

The possible Company's involvement in Bulgarian power generation and gas business was discussed on the meeting as well as Company's role in the Bourgas-Alexandropoulos pipeline construction project.

The implementation of this project would require closer cooperation between Bulgaria, Russia, Greece and fuel suppliers and consumers, - Vagit Alekperov stressed.

The parties agreed to keep on further cooperation in order to develop the markets of the Balkan region.

Press-service
Tel.: (095) 927-1677 Fax: (095) 927-1653 E-mail: pr@lukoil.com

12(g)3-2(6)

LUKOIL
OIL COMPANY

PRESS RELEASE

February 5, 2002

OAO LUKOIL Board of Directors has approved by correspondence the list of candidates for the Board of Directors and Audit Committee for voting at AGM

The following persons are included in the list of candidates for the Board of Directors:

1.	Alekperov Vagit Yusufovich	President, OAO LUKOIL
2.	Berezhnoi Mikhail Pavlovich	General Director, "LUKOIL-Garant" Pension Fund
3.	Greifer Valery Isaakovich	General Director, OAO RITEK
4.	Kauk Viktor Vasilievich	Deputy director, Central Directorate for missile and other fuels, Russian Ministry of Defense
5.	Kirillov Vladimir Ivanovich	Head of the Department, Russian Ministry of Energy
6.	Kutafin Oleg Emelianovich	Principal of Moscow State Law Academy
7.	Maganov Ravil Ulfatovich	First Vice-President, OAO LUKOIL
8.	Malin Vladimir Vladimirovich	Chairman, Russian Federal Property Fund
9.	Maliukov Sergey Nikolaevich	General Director, OAO "Oil fund for industrial reconstruction and development"
10.	Mark Mobius	Managing Director, Templeton Investment Management
11.	Medvedev Yuri Mitrofanovich	First Deputy-Minister of property relations of Russia
12.	Richard H Matzke	Vice-Chairman of the Board of Directors, Chevron Texaco Corp.
13.	Sadovnik Piotr Vasilievich	Deputy-Minister of natural resources of Russia
14.	Tsvetkov Nikolai Aleksandrovich	President, NIKOIL Investment Banking Group
15.	Sherkunov Igor Vladimirovich	General Director, OOO LUKOIL-Reserve-Invest

The list of candidates for the Audit committee is as follows:

1.	Glebov Viktor Petrovich	Chief accountant, OOO LUKOIL-Permneft
2.	Guliukina Svetlana Alekseevna	Deputy Director of Department, Russian Ministry of Energy
3.	Nikitenko Vladimir Nikolaevich	President, "Petrocommerce" Commercial Bank
4.	Skliarova Tatiana Sergeevna	Chief accountant, OOO LUKOIL-Kaliningradmorneft
5.	Tumanova Ekaterina Vladimirovna	Deputy Director of Department, Russian Ministry of Energy

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE

February 11, 2002

ACCORDING TO US GAAP STANDARDS, LUKOIL NET INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AMOUNTED TO $1,937 MLN

OAO LUKOIL has prepared interim consolidated financial statements in accordance with US GAAP for the 9 months ended September 30, 2001.

The 3rd quarter of 2001 was marked by a certain deterioration of the market conditions on global oil and oil product markets. As compared to the corresponding period of 2000, Brent crude price for the first nine months 2001 decreased by 6.5%. Average product prices decreased by 10%. As compared to the 2nd quarter 2001, crude prices declined by 5%, while product prices decreased by 10%. Refining margins narrowed considerably. Inflationary pressure in Russian economy persisted. An excess supply of oil and oil products to the domestic market resulted in increased competition and lower profitability of domestic deliveries. Export duties and royalty taxes increased considerably.

Nevertheless, the Company managed to maintain good financial and operating results. Net income for the first 9 months 2001 amounted to $1,937 mln ($2.47 per share of common stock). Total revenues amounted to $10,641 mln. Group's assets as of September 30, 2001 increased by 15% (as compared to December 31, 2000) and amounted to $19,699 mln, stockholders' equity reached $12,194 mln (an increase of 16%). Earnings before interest, income tax, depreciation and amortization (EBITDA) amounted to $3,411 mln.

Total capital expenditures and investments of the Group's companies in the reporting period increased almost two-fold and amounted to $2,397 mln. To a considerable extent, these capital expenditures were made to the new, promising regions of the Company's operations (Timan-Pechora, Northern Caspian and others), which should ensure stable growth of the Company in the future. Capital expenditures and investments were, mainly, financed out of own funds. However, the considerable increase in the investing activities of the Group called for debt financing, which resulted in the increase in the Company's net debt by $427 mln.

Improvement in LUKOIL's operating performance continued in the reporting period. Organic growth in oil and gas production of the Group's subsidiaries and affiliates (excluding effect of additions and divestments) amounted to 1.5% for oil (58.3 mln tons) and 5.5% for gas (3.8 bn cu m). Domestic and foreign refineries of the Company processed approximately 24 mln tons of crude.

LUKOIL Board of Directors held on January 12, 2002 viewed the level of the Company's net income in 2001 as lowest-acceptable and defined measures to cut operating costs and non-operating expense. The fulfillment of these measures will increase the profitability of the Company's operations.

SELECTED ITEMS FROM THE CONSOLIDATED FINANCIAL STATEMENTS

In million US dollars unaudited

Selected items from the consolidated balance sheet	**As of Sept 30, 2001**	**As of Dec 31, 2000**
Total current assets	6,975	6,094
Total assets	19,699	17,109
Total current liabilities	4,711	3,692
Total liabilities	7,505	6,590
Total stockholders' equity	12,194	10,519
Total liabilities and stockholders' equity	19,699	17,109

Selected items from the consolidated statement of income	**For the nine months ended September 30, 2001**	**For the nine months ended September 30, 2000**
Total revenues	10,641	9,767
Income from operating activity	2,685	3,036
Income before income taxes	2,576	2,891
Net income	1,937	2,458
Basic earnings per share of common stock (US dollars)	2.47	3.56

Selected items from the consolidated statement of cash flow		
Net cash provided by operating activities	1,770	2,135
Net cash used in investing activities	(2,210)	(1,150)
Net cash provided by financing activities	719	(66)

Full interim consolidated financial statements of OAO LUKOIL as of and for the nine months ended September 30, 2001 prepared in accordance with US GAAP are published on the Company's web-site.

LUKOIL press-service
Tel. (095) 927 1677, fax (095) 927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE
February 19, 2002

DIVIDEND PAYMENT FOR 2000

Hereby, we inform that due to a numerous requests received from a substantial number of shareholders the transfer of funds to the Bank of New York was delayed partially by LUKOIL per request of aforementioned ADR owners to let them to use Russian-US Double Taxation Avoidance Treaty in their favour.

As soon as these shareholders completed all the necessary procedures with Russian Tax Office, which appeared to be time-consuming, the relevant account with the Bank of New York was fully credited with a final disbursement to allow the nominee – BoNY – to pay the dividends for 2000.

According to Bank of New York, dividend is paid for ADR holders in the following amounts:

For Ordinary Shares:

The Gross Dividend Rate ($ per ADR):	1.0432
Withholding Tax:	0.1565 @ 15% per ADR
Dividend Fee:	0.02
Net Dividend Rate:	0.8667

For Preferred Shares:

The Gross Dividend Rate ($ per ADR):	3.8574
Withholding Tax:	0.5786 @ 15% per ADR
Dividend Fee:	0.02
Net Dividend Rate:	3.2588

The payable date for LUKOIL ADR holders: February 15, 2002.

In accordance with our announcement BoNY transferred the money to the Depositary Trust Company (DTC), which is the central clearing house in the US, on February 15, 2002. DTC is distributing the dividend to all DR holders of LUKOIL as per the record date May 14, 2001.

The company and its agents are working on establishing procedures that would prevent delays in dividend payment. With that in mind, deadlines will be established for the shareholders to submit all relevant documents for dividend payment in the future.

Press-service
tel. (095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

02 OCT 22 AM 9:03

LUKOIL
OIL COMPANY

PRESS RELEASE

March 1, 2002

LUKOIL AND ASTRAKHAN REGION DEVELOP COOPERATION

A Cooperation Agreement was signed yesterday in Astrakhan by the Head of Astrakhan Region administration Anatoly Guzhvin and LUKOIL's President Vagit Alekperov.

The parties agreed in particular to further develop their cooperation in the fields of oil and gas exploration and production, refining, transporting and marketing of crude and refined products at the internal and external markets. The parties will also develop their cooperation in science and technology projects and oil machinery building.

In accordance with the Agreement, LUKOIL will carry out its E&P projects and develop the storage and marketing facilities on the territory of Astrakhan oblast. LUKOIL will also take part in the development and financing of environmental projects in the regions of its subsidiaries operations.

The Astrakhan oblast will take necessary actions to aid LUKOIL in its investment projects and to expand its crude reserves base and develop production facilities.

"We have solid record of mutually beneficial cooperation with Astrakhan oblast and we are sure that the Cooperation Agreement will benefit the production potential of Astrakhan oblast and help to increase the living standards of people who live there",— stressed LUKOIL's President Vagit Alekperov.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(9)3-2(6)

LUKOIL
OIL COMPANY

PRESS RELEASE
March 28, 2002

LUKOIL AND KOMI REPUBLIC DEVELOP COOPERATION

OAO LUKOIL President Vagit Alekperov and Head of Komi Republic Vladimir Torlopov signed a Cooperation agreement between the Company and regional government in Siktivkar (Komi Republic) today.

The parties agreed in particular to promote Company's subsidiary enterprises long-term projects in crude reserves base widening, new oil and gas fields development, construction of new and reconstruction of previously built production, transportation and refining facilities. The parties will also develop the common scientific and technical policy to increase the use of modern equipment and technologies in production, transportation and refining. The parties confirmed the Company's standing as a core oil production enterprise for the Republic economy and sighted the use of OOO "LUKOIL-Severnefteproduct" (explicitly in compliance with the current anti-trust law) as a major enterprise for regional oil products supply.

In accordance with the Agreement, LUKOIL will provide continuous oil products supply to wholesale and retail customers in the Region and will continue to develop the infrastructure for oil products storage and marketing, including the construction of new and reconstruction of previously built petrol stations. The Company and its subsidiary enterprises will continue their works on spoiled territories improvement, will develop and carry out the environmental programs.

The Komi Republic government will support LUKOIL in its investment activities, further crude reserves base growth and production facilities development.

"We are currently moving on into the new phase of mutually beneficial cooperation between the Company and Komi Republic" - stressed LUKOIL's President Vagit Alekperov. "I am sure that the Agreement signed will promote further development of Republic's oil industry and lead to social stability in the region"

* * *

Based on preliminary data, OAO LUKOIL subsidiary enterprises produced 7 109 thousand tons of oil on the territory of Komi Republic in 2001.

OAO "LUKOIL-Uhtaneftepererabotka" refined 3.5 mln. tons of oil.

Sales volume of OOO "LUKOIL-Severnefteproduct" reached 587.7 thousand tons.

OAO LUKOIL is planning to complete the process of OOO "Parma Oil", OOO "AmKomi" and ZAO "Bitech-Silur" merger in the nearest future to create the unified production enterprise on the territory of Komi Republic.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(4)3-2(б)

LUKOIL
OIL COMPANY

PRESS RELEASE
April 9, 2002

OAO "LUKOIL–NIZHEGORODNEFTEORGSINTEZ" COMPLETED THE CATALYTIC REFORMING UNIT RECONSTRUCTION.

OAO "Lukoil–Nizhegorodnefteorgsintez" has launched an upgraded catalytic reforming unit today in Kstovo (Nizhni Novgorod region). The launching ceremony was attended by the representative of the President of Russian Federation in Privolzhski federal district Sergei Kirienko, Nizhni Novgorod region governor Gennady Khodyrev, and OAO LUKOIL's President Vagit Alekperov.

The launch of the upgraded catalytic reforming device will increase output of high-octane fuels and will allow production of low-sulfur diesel fuel with sulfur content of less than 0.035%. The total cost the upgrade was 70 mln rubles (USD 2.24 mln).

The catalytic reforming unit upgrade is the first step in OAO "Lukoil–Nizhegorodnefteorgsintez" upgrade program. The program was released in the beginning of 2002, shortly after OAO "Lukoil–Nizhegorodnefteorgsintez" joined LUKOIL group, and has a time horizon of 2 years. In particular, it provides for the increase of fuels, motor oils and additives production, modernization of a plant, oil storage facilities development, environmental safety improvements. The Company is also developing a complex modernization program for OAO "Lukoil–Nizhegorodnefteorgsintez" for the period up to 2010. The completion of the program will provide for the significant increase in production of high quality oil products that comply to European standards and will improve the ecological situation in the region.

"The beginning of OAO "Lukoil–Nizhegorodnefteorgsintez" complex modernization shows that LUKOIL has come to Nizhni Novgorod oblast as a significant investor and a reliable partner", – stressed OAO LUKOIL's President Vagit Alekperov. "Our goal is to make OAO "Lukoil-Nizhegornefteodorgsintez" leading Russian refinery".

* * *

In October 2001, LUKOIL acquired 85.6% stake in "NORSI–OIL" oil company through an auction. The "NORSI" refinery that used to be a subsidiary of NORSI–OIL was then renamed OAO "Lukoil-Nizhegorodnefteorgsintez"

In 2001 OAO "Lukoil–Nizhegorodnefteorgsintez" processed 6.7 mln tons of oil. The refining depth was 61.7%.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(6)

LUKOIL
OIL COMPANY

PRESS RELEASE

April 29, 2002

THE NEW OAO LUKOIL TANKER LAUNCHED AT VOLGOGRAD SHIPYARDS

The new LUKOIL "river-sea" class tanker "Inta" was launched today at Volgograd shipyards. This tanker was built for "LUKOIL-Arctic-Tanker" (LAT), a subsidiary of LUKOIL. By the end of 2003 there will be 4 more similar vessels built for LAT at Volgograd shipyards.

The load capacity of the tanker is 6600 tons. It can transport crude oil as well as oil products and independent navigation term of for 15 days. Its navigation range is 4000 miles, speed – 11.5 knots. The vessel will be used on internal transportation routs, mainly in Volga-Caspian region, as well as on export routs.

As a part of its restructuring program, LUKOIL is planning a significant of oil products exports. It is expected that by 2005 export volumes will reach 41% of crude oil production and, with 70% of oil products output. This will be facilitated by the significant capacity of the Company's fleet. These vessels will also be used to transport crude from Northern Caspian, where LUKOIL has found significant oil deposits.

* * *

The "Admiralty Shipyards" in St. Petersburg is building a series of 5 reinforced ice-class tankers for OAO "LUKOIL-Arctic-Tanker", three of them - "Astrakhan", "Magas" and "Kaliningrad" have already joined Company's fleet and are currently working at Northern sea route. Besides, 5 more ice-class tankers were built in Germany at MTW shipyards in Wismar.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(9)3-2(6)

02 OCT 22 AM 9:14

LUKOIL
OIL COMPANY

PRESS SERVICE ANNOUNCEMENT

April 11, 2002

The President of Russian Federation Vladimir Putin and OAO LUKOIL President Vagit Alekperov held the meeting today.

Vagit Alekperov presented Company's plans for international activity development. He talked, in particular about future acquisition plans for international assets, plans for oil products export increase aimed to strengthen positions of the Russian oil industry on international markets for oil and oil products.

As an example, Vagit Alekperov mentioned that in accordance with the agreements made during Vladimir Putin's visit to Greece, LUKOIL has become an exclusive participant on a stake for 23.17% of Hellenic Petroleum (Greece) share capital. It is the first time that Russian company participates in such a big project on the territory of the country that joined the EU and NATO.

Vagit Alekperov informed Russian President about the actions that will be taken on the sale of 50 million State-owned LUKOIL shares (5.9% of share capital with 13.5% owned by the State) on the international stock exchange. In accordance with the estimates made by the Company, the State will receive 700-800 million dollars for the shares to be sold.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE
April 11, 2002

LUKOIL BOARD OF DIRECTORS APPROVED THE AGM AGENDA

OAO LUKOIL Board of Directors meeting was held today in Moscow. The meeting agenda included topics covering the next AGM issues. The AGM agenda was also approved.

The Board of Directors has set June 27th, 2002 as the AGM date. The AGM will be held in Moscow in the headquarters of the Company. It has been agreed that the list of shareholders having the right of participation will be as for May, 8th. The Board will recommend AGM to approve dividends for 2001 at the rate of 15 rubles per common share with the face value of 0,025 rubles (dividends for 2000 were 8 rubles per common share). The pay off period is set from July to December 2002.

The AGM will also elect Board of Directors (11 members) and Auditing Committee (3 auditors). The list of candidates was approved by OAO LUKOIL Board of Directors on February 4th, 2002.

In accordance with the amendments made to the State Law on Joint-Stock companies, the AGM will have to approve new wording for documents regulating AGM preparatory and conducting procedures, and documents regulating Board of Directors, Audit Committee and Managing Committee actions.

The Board of Directors advises AGM to elect ZAO "KPMG" as an independent auditor of the Company ("KPMG" conducts OAO LUKOIL audits since 1995).

In accordance with the State Law on Joint-Stock companies, AGM will also approve rewarding fee and expenses of the Board of Directors and Auditing Committee.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE
May 7, 2002

LUKOIL REDEEMS A CONVERTIBLE BOND ISSUE

LUKINTER FINANCE B.V., an affiliate of LUKOIL, has fully redeemed, including interest and premium, the USD230m convertible bond issued in April 1997.

Interest has also been paid on the USD350m convertible bond issued in November 1997 due in 2003. Bonds carry a 1% interest paid semiannually.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

12(g)3-2(b)

02 OCT 22 AM 9:16

LUKOIL
OIL COMPANY

PRESS-RELEASE
May 20, 2002

LUKOIL AND LATSIS GROUP WERE ANNOUNCED PREFERRED BIDDERS FOR ACQUISITION OF 23.17% STAKE IN HELLENIC PETROLEUM

On Friday, May 17, the government of Greece announced that after thorough review of the joint bid of LUKOIL and Latsis Group (hereinafter referred to as the Partners) for acquisition of 23.17% stake in Hellenic Petroleum (HP), the Partners were announced Preferred Bidders. The next step of the privatization process envisages a period (which will likely last 2 months) during which a wide range of issues related to the Partners' participation in HP corporate governance and expansion of the Partners' and HP's cooperation in the region, including an optimal asset combination, etc. should be agreed.

The Partners' bid includes a package of measures aimed at achieving the most efficient partnership with HP and its transformation into a major oil and gas company in the region. The financial bid is directly linked with the Greek government's acceptance of a whole range of measures on technical cooperation of HP and the Partbers and degree of their participation in HP's corporate governance.

HP includes one of the best refineries in Europe in Aspropyrgos (refining capacity is 140,000bbl/d, with Nelson complexity index of 9.7) which is integrated with a less complex refinery in Thessaloniki (70,000 bpd capacity, Nelson complexity index of 3.9) into a single efficient structure for production of petroleum products as well as petrochemical feedstock. The company controls over 60% of the wholesale motor fuel market in Greece with a higher market share for certain types of oil products. HP revenues in 2000 reached EUR 3,792 mln, its profit amounted to EUR 194 mln. In 2001 due to a lower refining margin these indicators decreased to EUR 3,377 mln and EUR 60 mln respectively.

HP controls over a quarter of the Greek petroleum product market through a wide network of wholesale terminals and 1,537 service stations operated under HP's brands (EKO-ELDA and Mamidakis). The Company also controls OKTA - a small refinery in Skopje (Macedonia). Construction of the pipeline which will link Skopje and Thessaloniki will be completed soon. HP has marketing entities in Albania and Georgia and continues to expand its presence on the regional markets.

LUKOIL is interested in joint efforts with HP to expand its presence on the Balkan markets. These markets are expected to show highest rates in oil product consumption growth in Europe. Combination of LUKOIL existing Balkan assets with HP assets is likely to produce synergy effects on these particular markets.

HP owns 35% of shares and an option to acquire additional stakes in DEPA, a monopolist at a dynamic gas market of Greece. Gas consumption is expected to grow by factor 3.5 to 4.0 by 2010 and LUKOIL's participation in the development of this market may become a part of the company's gas development program.

LUKOIL is satisfied that the government of Greece showed its interest and commitment to further progress of the privatization process of the company and its transformation into a leader of the regional oil and gas markets.

Press-service
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12(g)3-2(b)

LUKOIL OIL COMPANY

PRESS RELEASE
June 26, 2002

LUKOIL 2001 NET PROFIT UNDER US GAAP AMOUNTED TO USD2,109M

OAO LUKOIL prepared consolidated financial statements under US Generally Accepted Accounting Principles (US GAAP). The financials were audited by an independent auditor, KPMG, and approved by the Board of Directors of LUKOIL.

2001 market conditions for crude oil and oil products were less favorable compared to 2000. International market prices for crude decreased by 7%, while international product prices went down by 12% on average for the year. Export prices for Russian oil and oil products reduced 12% and 16% compared to peak levels of 2000. Inflation continued in the Russian economy. Annual inflation reached 17% while ruble depreciated by 7% versus USD. Transportation, electricity and wages expenses rose significantly from 20% to 30%. Excise taxes and export duties rose considerably (+56%) as well as royalty increased by 37%.

Despite decrease in prices consolidated revenues grew 1% and amounted to USD13,562m. 2001 net profit amounted to USD2,109m (USD2.68 per common share). Group assets as of December 31, 2001 increased 16.6% (versus December 31, 2000) and amounted to USD19,942m, shareholder capital amounted to USD 12,385m (+17.7%). The 2001 dividend payout practically doubled and reached USD244m.

2001net cash flow from operating activities amounted to USD 2,673 versus USD 2,768 in 2000. Despite deterioration in profitability of operations, decrease of net cash flows from operating activities was less pronounced (just USD95m).

LUKOIL Group total capex increased by 1.6-fold and amounted to USD3,430m, including USD499m for company acquisition purposes (not including acquired cash). Capex and investment increase was attributable to a significant capex growth in Timan Pechora province, Caspian, West Siberia, Russian European part and other regions. As a result of capex and acquisitions, proved reserves increased by more than by 3 bln. barrels. Construction of the first stage of Perm-Andreevka product pipeline was completed. New production capacities at Russian and international refineries of the company were commissioned, upgrade of petrochemical plants was under way. The company's retail network was expanded in Russia, Baltic, CIS and European countries.

The company's investments served as the basis for growth of its assets and operating performance. Oil production by the Group's subsidiaries and affiliates amounted to 78.3 million tons in 2001. Oil refining at own refineries reached 38 million tons (+18%), including 6.7 million tons at OAO Nizhegorodnefteorgsintez. Petrochemical output, wholesale and retail sales of oil products significantly increased.

To further maximize the company's efficiency, boost its financial performance and investment appeal, LUKOIL implements a complex program aimed at the Group restructuring. The main components of this program are cost reduction, technological development, growth of return on investments, divestment of non-core and non-competitive assets, improved transparency and openness. The company's management believes that implementation of the restructuring program will contribute to a significant rise in financial results and investment attractiveness of LUKOIL in 2002. In Q4 2001 operating costs in upstream decreased by 6% to Q3 and reached $3,15/bbl.

Fully consolidated financial report for the years 2001 and 2000 prepared under US GAAP is

posted at LUKOIL website.

Discussion of LUKOIL financial performance with analysts will be held after the AGM at 3:00 p.m. on June 27, 2002.

2000-2001 SELECTED FINANCIAL RESULTS

Statement of income	**2001**	**2000**
Revenues	13,562	13,440
Income from operating activities	2,948	4,062
Income before income tax	2,783	4,084
Net income	2,109	3,312
EPS (US$)	2.68	4.83

Balance Sheet	**31 December 2001**	**31 December 2000**
Total current assets	5,676	6,094
Total assets	19,942	17,109
Total short-term liabilities	3,825	3,692
Total liabilities	7,557	6,590
Total shareholder equity	12,385	10,519
Total liabilities and shareholder capital	19,942	17,109

Cash flow statement	**2001**	**2000**
Net cash flows from operating activities	2 673	2 768
Net cash used in investment activities	(3 061)	(1 912)
Net cash from financing activities	471	(228)

Press-service
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12(g)3-2(6)

LUKOIL
OIL COMPANY

PRESS RELEASE
June 27, 2002

LUKOIL ANNUAL GENERAL MEETING

Today, June 27, LUKOIL held its Annual General Meeting in Moscow. The shareholders approved the annual operations for 2001.

The shareholders also approved dividends for the year 2001, amounting to RUB15 per common share with nominal value of RUB0.025 (for 2000 the Company paid dividends to the tune of RUB8 per common share). Dividends are to be paid from July throughout December 2002.

The shareholders elected the Board of Directors as follows:
Vagit Y. Alekperov – President, OAO LUKOIL;
Mikhail P. Berezhnoi – General Director, Non-State Pension Fund LUKOIL Garant;
Valery I. Graifer,– General Director, OAO RITEK;
Oleg E. Kutafin – President, Moscow Law Academy;
Ravil U. Maganov – First Vice President, LUKOIL;
Nikolai A. Tsvetkov – President, NIKoil Investment and Banking Group;
Igor V. Sherkunov – General Director, OOO LUKOIL Reserve Invest;
Vladimir V. Malin – Chairman, Russian Federal Property Fund;
Yuri M. Medvedev – First Deputy Minister of State Property;
Richard Matzke – former Vice President, Chevron Corp.;
Mark Mobius – Managing Director, Templeton Asset Management.

Given the changes in the Federal Law on Joint Stock Companies, the AGM approved the new language of documents on AGM procedures and on activities of the Board of Directors, Audit Commission and Management Board.

The shareholders decided to approve KPMG as an independent auditor, which was Company's auditor since 1995.

In accordance with the JSC Law, the AGM approved remuneration and compensation to the members of the Board of Directors and the Audit Commission.

Shortly after the AGM, the meeting of the newly elected Board of Directors elected Valery Graifer as the Chairman of the Board.

Press-service
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12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE
July 16, 2002

OAO LUKOIL AND BANK FOR FOREIGN TRADE SIGN A STRATEGIC PARTNERSHIP AGREEMENT

Today President of LUKOIL Vagit Alekperov and Chairman of the Board of the Bank for Foreign Trade (the Bank) Andrei Kostin signed a strategic partnership agreement.

The parties agreed, in particular, to cooperate in the area of banking support of the LUKOIL program aimed at development of oil product supplies network in the regions of the Russian Federation in order to maximize its economic and social effect. Under this agreement, the Bank will provide LUKOIL with a strategic client status and a full complex of traditional banking services, including payment, documentary and conversion operations, non-commercial operations. Besides, the Bank will deliver services aimed at attracting foreign loans for financing the company's current activities and investment projects.

At the same time LUKOIL commits to use the Bank as a credit institution for servicing its cash flows. In addition to that, the company will recommend the Bank for participating in Russian regional programs in the area of oil, oil and gas, petrochemical industries with LUKOIL involvement.

"We are keen to work out new financing structures for our investment projects and, in particular, the program aimed at development of oil product supply network, that will not require direct financing from the company," stressed LUKOIL President Vagit Alekperov

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12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS RELEASE

July 10, 2002

LUKOIL Press Office announces that the company did not bid for a 75% stake in Rafineria Gdanska due to the fact that LUKOIL and Rotch Energy were unable to reach an agreement for the main provisions of the consortium.

At the same time LUKOIL remains interested in acquiring shares in Rafineria Gdanska at the terms presented earlier.

As LUKOIL management stated repeatedly an increase of oil refining capacities outside Russia is important for the strategy of maximization of oil product sales at European markets.

Press-service
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LUKOIL
OIL COMPANY

PRESS RELEASE

July 20, 2002

OAO LUKOIL AND MINISTRY OF RAILWAYS PROMOTE COOPERATION IN THE REALM OF OIL PRODUCT TRANSPORTATION

Today Vagit Alekperov, LUKOIL President, and Gennady Fadeyev, Minister of Railways of the Russian Federation, signed an Agreement on oil product railway transportation to the "LUKOIL –II" terminal under construction near Vysotsk in Leningrad region.

The agreement provides for cooperation between LUKOIL and Ministry of Railways in upgrading of the existing and construction of new transportation infrastructure that will enable the company to expand transportation capacities of the Vysotsk terminal significantly.

In 2003-2004 oil product transportation volumes are to reach 5.0 million tons a year and by 2005 an increase up to 10.0-12.0 million tons is expected.

Under the agreement, LUKOIL is to provide for construction of petroleum and petrochemical products terminal transportation equipped with engineering rail facilities at the Island of Vysotsky. The Ministry of Railways from its part will contribute to the expansion of transportation capacity of the existing railway connection between St. Petersburg and Vysotsk.

The design capacity of the Vysotsk petroleum product terminal is 10.75 million tons. The terminal intended for exports of petroleum products supplied by the Perm, Nizhny Novgorod and Ukhta refineries to West European markets and USA will be able to accept tankers with deadweight up to 70,000 tons.

According to the statement Vagit Alekperov, LUKOIL President, and Gennady Fadeyev, Minister of Railways, made after the official meeting, the agreement will stimulate investments into development of transportation infrastructure of Leningrad region by companies interested in Russian Baltic ports as export outlets.

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12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS-RELEASE
July 22, 2002

LUKOIL IS INTERESTED TO DEVELOP COOPERATION WITH OPIC

LUKOIL is interested in developing the strategic cooperation with OPIC (Overseas Private Investment Corporation) and setting up the financing of LUKOIL's investment projects with the involvement of OPIC, declared today Vagit Alekperov, President of OAO "LUKOIL", at the meeting with President and CEO of OPIC Peter Watson.

"Strategic partnership between OPIC and LUKOIL as a leading Russian corporation in terms of particular projects, will reinforce business contacts between the United States and Russia, improve the investment climate in Russia, facilitate the flow of investments from US to Russia and also facilitate Russia's economy growth. This is in full accord with the ideas voiced out by Presidents of Russia and the United States during their recent summit in Moscow", - said Vagit Alekperov.

Namely, the first joint project of OPIC and LUKOIL could be the financing of the oil products rebulking terminal construction at the port of Vysotzk. This terminal with the designed capacity of 10.75 mln. tons will drastically improve the Company's transporting and storage system and result in material increase in products supplies to Europe and the United States. The current plan is to set up a project financing scheme by combination of Company's own investments and the long-term loans from OPIC and the US banks.

OAO LUKOIL is now negotiating with U.S. Fluor Corporation on engineering, technical and construction services for the project, and possible assistance with the financing of terminal construction at the port of Vysotzk.

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12(g)3-2(b)

LUKOIL
OIL COMPANY

PRESS-RELEASE

July 24, 2002

LUKOIL REPORTS 2002 FIRST QUARTER GAAP RESULTS

Moscow – 24 July 2002 – OAO LUKOIL today reported its unaudited consolidated financial results under U.S. GAAP for the three months ended 31 March 2002. The following table sets forth summary unaudited consolidated income statement data for the three months ended 31 March 2002 compared with the same period in 2001.

	Three months ended 31 March			
	2001		2002	
Revenues	($ millions, except per share amounts)			
Sales	$ 3,335	99.1%	$ 2,847	99.3%
Equity share in income of affiliates	31	0.9%	20	0.7%
Total revenues	$ 3,366	100.0%	$ 2,867	100.0%
Costs and other deductions				
Operating expenses	$ (1067)	(31.7%)	$ (1,053)	(36.7%)
Selling, general and administrative expenses(459)	(13.6%)	(575)	(20.1%)	
Depreciation, depletion and amortization	(208)	(6.2%)	(237)	(8.3%)
Taxes other than income taxes	(275)	(8.2%)	(377)	(13.1%)
Excise and export tariffs	(446)	(13.3%)	(212)	(7.4%)
Exploration expense	(19)	(0.6%)	(20)	(0.7%)
Loss on disposal and impairment of assets	(1)	0.0%	(22)	(0.8%)
Income from operating activities	$ 891	26.5%	$ 371	12.9%
Interest expense	(62)	(1.8%)	(67)	(2.3%)
Interest and dividend income	53	1.6%	32	1.1%
Currency translation gain (loss)	(44)	(1.3%)	(34)	(1.2%)
Other non-operating income	84	2.5%	21	0.8%
Minority interest	(22)	(0.7%)	(6)	(0.2%)
Income before income taxes	$ 900	26.7%	$ 317	11.1%
Current income taxes	(240)	(7.1%)	(108)	(3.8%)
Deferred income taxes	20	0.6%	34	1.2%
Net income	$ 680	20.2%	$ 243	8.5%
Basic earnings per share of common stock	$ 0.95		$ 0.30	
Diluted earnings per share of common stock	0.94		0.30	

In the three months ended 31 March 2002 compared to the same period in 2001:

Our revenues decreased due to declines in revenues from the sale of both crude oil and refined products. The decline in revenues from sales of crude oil resulted from lower domestic and international prices. The decline in revenues from sales of refined products resulted from lower domestic and international prices offset in part by a significant increase in volumes sold, both internationally and domestically.

Our operating expenses decreased slightly, primarily due to a reduction in our costs of purchasing crude oil and refined products as a result of the decline in market prices. This decrease was partially offset by an increase in volumes purchased. In addition, our refining costs declined as a result of the closure of the Petrotel refinery in Romania in the second quarter of 2001.

Our average operating costs per barrel extracted increased to $3.01 per barrel in the three months ended 31 March 2002 from $2.90 in the three months ended 31 March 2001. Extraction costs in the first quarter of 2002 decreased, however, compared to average 2001 extraction costs of $3.14 per barrel and peak extraction costs of $3.35 per barrel in the third quarter of 2001.

Our selling, general and administrative costs increased, primarily due to increases in transportation costs and port costs as a result of higher volumes transported and higher tariffs and increases in staff costs, partly offset by a reduction in costs relating to achieving certain tax efficiencies.

Our taxes other than income taxes increased, primarily due to changes in tax legislation that replaced royalty, mineral replacement and oil excise taxes with one unified tax.

Our excise and export tariffs declined significantly due to a 70% decrease in the average export tariff per tonne.

Our effective income tax rate decreased slightly in the first quarter of 2002. The impact of the anticipated increase in our effective tax rate resulting from new tax legislation will not be felt until we report our year-end results.

Since the beginning of 2002, we have begun implementing a restructuring plan to improve our operations and maximize shareholder value. The plan contemplates that we will undertake the following measures in the near term: (i) increase exports of crude oil and refined products; (ii) accelerate the development of our most productive fields; (iii) shut-in low-producing wells; (iv) apply enhanced oil recovery technologies; (v) seek competitive bids for oilfield services; (vi) divest non-core businesses and reduce headcount; (vii) strengthen performance-related pay; and (viii) streamline our administration. We believe that these steps should help us to meet our strategic goals of sustainable growth and value creation.

OAO LUKOIL is Russia's largest oil and gas company in terms of reserves and production. Our full financial results for the three months ended 31 March 2002 as well as other information about the company can be found on our website at www.lukoil.com.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or our future financial performance. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform to actual results. Stabilisation/FSA.

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12(g)3-2(b)

PRESS-RELEASE

LUKOIL
OIL COMPANY

August 7, 2002

LUKOIL has become the first Russian company to obtain a full listing on the London Stock Exchange via admission to the Official List of the UK Listing Authority ("UKLA"). LUKOIL has listed the whole of its ordinary shares (the "Shares") and its Level 1 American depositary receipts (the "ADRs"). The shares of the Company will freely trade on the London Stock Exchange in the form of ADRs. The price at which the ADRs began trading on 6th August was US$55.00 per ADR. Morgan Stanley & Co. International Limited ("Morgan Stanley") acted as LUKOIL's sponsor in relation to this listing.

LUKOIL has recently announced a major corporate restructuring designed to leverage the quality of its assets to increase efficiency and returns. Some of the measures undertaken in this restructuring process include strides toward greater transparency and higher standards of corporate governance; admission to the UKLA's official list will provide the framework for the implementation of these standards.

LUKOIL has already had listed securities, in the form of high yield and premium exchangeable bonds due 2003 and global depositary receipts; however, these securities were listed as specialist securities. As the first Russian company to receive a full secondary listing, LUKOIL will be subject to more onerous requirements than those which currently apply to it as an issuer of securities. The new requirements include fuller disclosure of information on the group's activities and regular reporting thereof by LUKOIL to its securityholders.

Press Centre of OAO "LUKOIL"
phone: (+7 095) 927-1677, fax: (+7 095) 927-1653
E-mail: pr@lukoil.com

OAO LUKOIL

CONSOLIDATED FINANCIAL STATEMENTS

(prepared in accordance with US GAAP)

As of December 31, 2001 and 2000
and for each of the years in the three year period
ended December 31, 2001

Independent Auditors' Report

To the Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

June 25, 2002
Moscow, Russian Federation

OAO LUKOIL
Consolidated Balance Sheets
As of December 31, 2001 and 2000
(Millions of US dollars, unless otherwise noted)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	1,170	1,137
Short-term investments	218	253
Accounts and notes receivable, net	2,230	2,948
Inventories	829	719
Prepaid taxes and other expenses	889	675
Other current assets	340	362
Total current assets	**5,676**	**6,094**
Investments	770	423
Property, plant and equipment	12,296	9,906
Deferred income tax assets	291	201
Goodwill and intangible assets	485	278
Other non-current assets	424	207
Total assets	**19,942**	**17,109**
Liabilities and Stockholders' equity		
Current liabilities		
Accounts payable	1,402	2,221
Short-term borrowings and current portion of long-term debt	1,480	829
Taxes payable	522	404
Other current liabilities	421	238
Total current liabilities	**3,825**	**3,692**
Long-term debt	1,948	1,483
Deferred income tax liabilities	390	284
Other long-term liabilities	463	147
Minority interest in subsidiary companies	931	984
Total liabilities	**7,557**	**6,590**
Stockholders' equity		
Common stock (850 million and 757 million shares of par value of 0.025 Russian rubles each, authorized in 2001 and 2000, respectively; 850 million (including 19 million held by subsidiaries) and 738 million shares issued in 2001 and 2000, respectively; 805 million and 715 million shares outstanding in 2001 and 2000, respectively)	15	14
Preferred stock (nil and 77 million shares of par value of 0.025 Russian rubles each authorized and issued in 2001 and 2000, respectively; nil and 77 million shares outstanding in 2001 and 2000, respectively)	-	1
Treasury stock (common and preferred stock, at cost; 26 million and 23 million shares in 2001 and 2000, respectively)	(403)	(376)
Additional paid-in capital	3,044	2,895
Retained earnings	9,738	7,994
Accumulated other comprehensive loss	(9)	(9)
Total stockholders' equity	**12,385**	**10,519**
Total liabilities and stockholders' equity	**19,942**	**17,109**

President of OAO LUKOIL
Alekperov V.Y.

First Vice-President of OAO LUKOIL
Kukura S.P.

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Income
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars, except share data)

	2001	2000	1999
Revenues			
Sales (including excise and export tariffs)	13,426	13,210	7,544
Equity share in income of affiliates	136	230	88
Total revenues	**13,562**	**13,440**	**7,632**
Costs and other deductions			
Operating expenses	(4,671)	(4,225)	(2,622)
Selling, general and administrative expenses	(2,294)	(1,956)	(1,623)
Depreciation, depletion and amortization	(886)	(838)	(598)
Taxes other than income taxes	(1,010)	(1,050)	(527)
Excise and export tariffs	(1,456)	(932)	(460)
Exploration expense	(144)	(130)	(61)
Loss on disposal and impairment of assets	(153)	(247)	(49)
Income from operating activities	**2,948**	**4,062**	**1,692**
Interest expense	(257)	(198)	(192)
Interest and dividend income	146	209	73
Currency translation (loss) gain	(33)	1	(34)
Other non-operating income (expense)	31	71	(168)
Minority interest	(52)	(61)	(34)
Income before income taxes	**2,783**	**4,084**	**1,337**
Current income taxes	(861)	(790)	(390)
Deferred income taxes	187	18	115
Net income	**2,109**	**3,312**	**1,062**
Dividends declared on preferred stock	(157)	(47)	(8)
Net income available for common stockholders	**1,952**	**3,265**	**1,054**
Basic earnings per share of common stock (US dollars)	2.68	4.83	1.69
Diluted earnings per share of common stock (US dollars)	2.66	4.73	1.69

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars, unless otherwise noted)

	2001		2000		1999	
	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income
Common stock						
Balance at January 1	14		14		14	
Conversion of preferred stock into common stock	1		-		-	
Outstanding at December 31	**15**		**14**		**14**	
Preferred stock						
Balance at January 1	1		1		1	
Conversion of preferred stock into common stock	(1)		-		-	
Outstanding at December 31	**-**		**1**		**1**	
Treasury stock						
Balance at January 1	(376)		(549)		(426)	
Stock purchased	(185)		(1,021)		(150)	
Stock issued	158		1,194		27	
Balance at December 31	**(403)**		**(376)**		**(549)**	
Additional paid-in capital						
Balance at January 1	2,895		2,816		2,245	
Premium on new shares issued	147		-		-	
Premium on shares issued for KomiTEK acquisition	-		-		469	
Contributions required and received under privatization tender	-		117		102	
Proceeds from issuance of treasury stock in excess of carrying amount	2		292		-	
Put option on Company's common stock	-		(330)		-	
Balance at December 31	**3,044**		**2,895**		**2,816**	
Retained earnings						
Balance at January 1	7,994	-	4,803	-	3,756	-
Net income	2,109	2,109	3,312	3,312	1,062	1,062
Dividends on preferred stock	(157)	-	(47)	-	(8)	-
Dividends on common stock	(208)	-	(74)	-	(7)	-
Balance at December 31	**9,738**		**7,994**		**4,803**	
Accumulated other comprehensive loss, net of tax						
Balance at January 1	(9)		(12)		(5)	
Foreign currency translation adjustment	14	14	3	3	(7)	(7)
Minimum pension liability adjustment	(14)	(14)	-	-	-	-
Balance at December 31	**(9)**		**(9)**		**(12)**	
Total comprehensive income for the year		2,109		3,315		1,055
Total stockholders' equity as of December 31	**12,385**		**10,519**		**7,073**	

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL

Consolidated Statements of Stockholders' Equity and Comprehensive Income (continued)
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars, unless otherwise noted)

	Share activity		
	2001	**2000**	**1999**
	(millions of shares)	*(millions of shares)*	*(millions of shares)*
Common stock			
Balance at January 1	738	738	669
Issuance of common stock	35	-	-
Conversion of preferred stock into common stock (1 preference share into 6 common shares)	-	-	69
Conversion of preferred stock into common stock (1 preference share into 1 common shares)	77	-	-
Balance at December 31	**850**	**738**	**738**
Preferred stock			
Balance at January 1	77	77	77
Issuance of preferred stock	-	-	12
Conversion of preferred stock into common stock	(77)	-	(12)
Balance at December 31	**-**	**77**	**77**
Treasury stock			
Balance at January 1	(23)	(62)	(48)
Purchase of treasury stock	(17)	(88)	(25)
Sales of treasury stock	14	127	11
Balance at December 31	**(26)**	**(23)**	**(62)**

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars)

	2001	**2000**	**1999**
Cash flows from operating activities			
Net income	**2,109**	**3,312**	**1,062**
Adjustments for non-cash items			
Depreciation, depletion and amortization	886	838	598
Equity share in income of affiliates	(136)	(230)	(88)
Loss on disposal and impairment of assets	153	247	49
Deferred income taxes	(187)	(18)	(115)
Non-cash currency translation gain (loss)	24	(29)	(37)
Non-cash investing activities	(96)	(177)	(92)
Exploration expense	144	130	61
All other items – net	37	25	(12)
Changes in operating assets and liabilities:			
Accounts and notes receivable	931	(1,142)	(139)
Short-term loans receivable of a banking subsidiary	(95)	(71)	(70)
Net movements of short-term borrowings of a banking subsidiary	208	102	140
Inventories	(56)	(50)	(25)
Accounts payable	(1,077)	541	147
Taxes payable	109	(195)	(71)
Other current assets and liabilities	(281)	(515)	32
Net cash provided by operating activities	**2,673**	**2,768**	**1,440**
Cash flows from investing activities			
Capital expenditures	(2,521)	(1,674)	(766)
Proceeds from sale of property, plant and equipment	45	10	41
Purchases of investments	(314)	(197)	(390)
Proceeds from sale of investments	228	47	250
Acquisitions of subsidiaries, net of cash acquired	(499)	(98)	(10)
Net cash used in investing activities	**(3,061)**	**(1,912)**	**(875)**
Cash flows from financing activities			
Net movements of short-term borrowings	121	11	(400)
Proceeds from issuance of long-term debt	938	291	549
Principal payments of long-term debt	(349)	(439)	(189)
Dividends paid	(244)	(118)	(21)
Financing received from stockholders under privatization tender	-	50	102
Purchase of treasury stock	(185)	(1,021)	(150)
Proceeds from sale of treasury stock	158	1,005	27
Other – net	32	(7)	(6)
Net cash provided by (used in) financing activities	**471**	**(228)**	**(88)**
Effect of exchange rate changes on cash and cash equivalents	(50)	(28)	(33)
Net increase in cash and cash equivalents	**33**	**600**	**444**
Cash and cash equivalents at beginning of year	1,137	537	93
Cash and cash equivalents at end of year	**1,170**	**1,137**	**537**
Supplemental disclosures of cash flow information			
Interest paid	276	170	134
Income taxes paid	833	865	302

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of US dollars, except as indicated)

Note 1. Organization and environment

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Russian Federation (the "State") transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995 a further nine enterprises were transferred to the Group. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The environment for business in the Russian Federation has changed rapidly over the last decade from a system where central planning and direction dominated to one in which market forces increasingly operate. As a result of the speed and continuation of this complex change, the legal and regulatory framework in place in more mature market economies for the protection and regulation of companies and investors is still developing.

The Russian Federation and other former Soviet Union republics have also experienced periods of political change and macro-economic instability during recent years.

These factors have affected and may continue to affect the activities of enterprises doing business in these environments. Operating in the Russian Federation and other former Soviet Union republics involves risks which do not typically exist in more mature and developed market economies.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the financial position of the Group. Among other things, this includes assessment of collectability of accounts receivable and provisions for taxes (including penalties and interest). The impact on the Group of the current and future business environments may differ from management's assessment and such differences may be significant.

Basis of preparation

These consolidated financial statements have been prepared by the Company to be in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements are not the statutory financial statements of the Company which are prepared annually and presented in accordance with Russian accounting regulations ("RAR"). The statutory financial statements of the Company for 2001, 2000 and 1999 have been filed with appropriate authorities.

Differences exist between the requirements of RAR and those of US GAAP. Accordingly, these consolidated financial statements differ in material respects from the statutory financial statements of the Company.

Note 2. Summary of significant accounting policies

Principles of consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which the Company exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in other companies are included in "Investments" at cost or fair value.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions which affect reported amounts of assets, liabilities, revenues and expenses. Eventual actual amounts could differ from such estimates.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

The accounting records of Group companies' operations in the Russian Federation are maintained in Russian rubles and the Company prepares its statutory financial statements and reports in that currency to its shareholders in accordance with the laws of the Russian Federation.

As the Russian economy is considered to be hyperinflationary, the US dollar is the functional currency of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "*Foreign Currency Translation*".

For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is considered to be the reporting currency of the Group.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

For operations in the Russian Federation or other economies considered to be hyperinflationary, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statements of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, assets and liabilities are generally translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

Note 2. Summary of significant accounting policies (continued)

As of December 31, 2001, 2000 and 1999, exchange rates of 30.14, 28.16 and 27.00 Russian rubles, respectively to the US dollar have been used for translation purposes.

A significant portion of the balances and transactions of Group companies are denominated in Russian rubles or in currencies of certain republics of the former Soviet Union. Accordingly, future movements in the exchange rate between the US dollar and the Russian ruble and such other currencies may significantly affect the carrying value of the monetary assets and liabilities of the Group expressed in US dollars. Such changes may also affect the Group's ability to realize non-monetary assets at the amounts stated in the consolidated financial statements.

The Russian ruble and other currencies of republics of the former Soviet Union are not convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Cash with restrictions on immediate use

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets. Interest bearing security deposits with credit institutions that do not reduce the balance on long-term loan accounts are accounted for within long-term investments.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Note 2. Summary of significant accounting policies (continued)

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs are included as a component of depreciation, depletion and amortization.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	5 – 40	Years
Machinery and equipment	5 – 20	Years

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. In accordance with the provisions of SFAS No. 142, "*Goodwill and Other Intangible Assets*" goodwill acquired before June 30, 2001 has been amortized on a straight-line basis over its useful life to a maximum 20 years. Goodwill acquired after June 30, 2001 is not amortized.

Identifiable intangible assets are amortized on a straight-line basis over their useful or legal lives to a maximum of 20 years.

Note 2. Summary of significant accounting policies (continued)

Impairment of long-lived assets

Long-lived assets, including oil and gas properties and goodwill, are assessed for possible impairment in accordance with SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*". SFAS No. 121 requires long-lived assets with recorded values which are not expected to be recovered through future cash flows to be written down to current fair value. Fair value is generally determined by reference to discounted estimated future net cash flows. Permanent impairment of the carrying value of long-lived assets is assessed by comparing the carrying value against the undiscounted projection of net future pre-tax cash flows. Where an assessment has indicated impairment in value, the long-lived assets are written down to their fair value, as determined by the discounted projection of net future pre-tax cash flows.

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued by the relevant Group company over the reporting periods during which the employee renders service in the Group.

(Millions of US dollars, except as indicated)

Note 2. Summary of significant accounting policies (continued)

Treasury stock

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

Earnings per share

Earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

Contingencies

Certain conditions may exist as of balance sheet dates, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

Recent accounting pronouncements

Effective January 1, 2001, the Group adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" and SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133.*" SFAS No. 133 and SFAS No. 138 establish new accounting and reporting standards for derivative instruments and hedging activities and require recognition of all derivatives as assets or liabilities in the balance sheet and measurement of those instruments at fair value. The effect of the adoption of these standards on the Group's operations and consolidated financial statements was not material because of its limited use of derivative instruments.

In June 2001, the FASB issued SFAS No. 141, "*Business Combinations.*" SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and specifies that certain acquired intangible assets be recognized apart from goodwill. The Group adopted SFAS No. 141 during 2001.

(Millions of US dollars, except as indicated)

Note 2. Summary of significant accounting policies (continued)

In June 2001, the FASB issued SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 142 revises the accounting standards for intangible assets which are acquired individually or with a group of other assets, other than those acquired in a business combination. Under SFAS No. 142, goodwill and certain intangible assets will no longer be amortized, but will be subject to annual impairment tests. The Group adopted SFAS No. 142 effective January 1, 2002. The Group is currently evaluating the impact of adopting SFAS No. 142, including whether any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle. The Group does not anticipate any significant transitional losses to be incurred in 2002 as a result of the adoption. Beginning January 1, 2002, effective with the adoption of SFAS No. 142, the Group will no longer record amortization expense related to goodwill.

In July 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement obligation is to be amortized to expense using a systematic and rational method. The Group is required to adopt SFAS No. 143 in the financial year beginning January 1, 2003. The Group is currently evaluating the impact of adopting SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which addresses financial accounting and reporting for the impairment of long-lived assets and long-lived assets to be disposed of. The standard supersedes, with exceptions, SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"*. SFAS No. 144 became effective for the Group on January 1, 2002. The Group is currently evaluating the impact of adopting SFAS No. 144.

Comparative amounts

Prior year amounts have been reclassified, where applicable, to conform with current year presentation. Reclassifications primarily relate to the reclassification of certain excise taxes, operating expenses, and income tax related expenditures. Note 11 "Taxes" sets out additional information about the reclassifications affecting income taxes.

Note 3. Cash and cash equivalents

	As of December 31, 2001	As of December 31, 2000
Cash held in Russian rubles	373	142
Cash held in other currencies	797	995
Total cash and cash equivalents	**1,170**	**1,137**

Note 4. Non-cash transactions

The consolidated statement of cash flows excludes the effect of non-cash transactions, which are described in the following table:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Settlement of amounts payable through exchange of goods	1,194	1,224	740
Net non-cash investing activities	96	177	92
Total non-cash transactions	**1,290**	**1,401**	**832**

(Millions of US dollars, except as indicated)

Note 4. Non-cash transactions (continued)

The following table shows the effect of non-cash transactions on investing activities:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Net cash used in investing activities	3,061	1,912	875
Net non-cash investing activities	96	177	92
Net cash and non-cash investing activities	**3,157**	**2,089**	**967**

Note 15 "Business combinations" sets out information about acquisitions partially completed through the exchange of common stock.

Note 5. Accounts and notes receivable

	As of December 31, 2001	As of December 31, 2000
Trade accounts and notes receivable (net of provisions of $77 million and $98 million as of December 31, 2001 and 2000, respectively)	1,383	2,236
Current VAT recoverable	434	378
Short-term loans receivable of a banking subsidiary (net of provisions of $14 million and $11 million as of December 31, 2001 and 2000, respectively)	236	141
Other current accounts receivable (net of provisions of $21 million and $16 million as of December 31, 2001 and 2000, respectively)	177	193
Total accounts and notes receivable	**2,230**	**2,948**

Note 6. Inventories

	As of December 31, 2001	As of December 31, 2000
Crude oil and petroleum products	389	346
Materials for extraction and drilling	218	155
Materials and supplies for refining	80	53
Other goods, materials and supplies	142	165
Total inventories	**829**	**719**

Note 7. Investments

	As of December 31, 2001	As of December 31, 2000
Investments in "equity method" affiliates and joint ventures	382	274
Cash security deposit in a bank	215	-
Other long-term investments	173	149
Total long-term investments	770	423

(Millions of US dollars, except as indicated)

Note 7. Investments (continued)

Investments in "equity method" affiliates and joint ventures

The summarized financial information below is in respect of corporate joint ventures, companies of which the Group owns less than a majority and companies where the Group owns a majority of voting stock, but does not possess a majority of voting rights. The companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan, Azerbaijan and Egypt.

	Year ended December 31, 2001		Year ended December 31, 2000		Year ended December 31, 1999	
	Total	Group's share	Total	Group's share	Total	Group's share
Revenues	1,696	694	2,403	1,040	2,008	751
Income before income taxes	436	197	691	318	406	140
Less income taxes	(115)	(61)	(209)	(88)	(140)	(52)
Net income	**321**	**136**	**482**	**230**	**266**	**88**

	As of December 31, 2001		As of December 31, 2000	
	Total	Group's share	Total	Group's share
Current assets	493	194	514	213
Property, plant and equipment, net	1,903	941	1,188	598
Other non-current assets	126	56	32	14
Total assets	2,522	1,191	1,734	825
Short-term debt	65	27	2	-
Other current liabilities	452	173	275	112
Long-term debt	1,214	579	785	418
Other non-current liabilities	60	30	48	21
Net assets	**731**	**382**	**624**	**274**

(Millions of US dollars, except as indicated)

Note 8. Property, plant and equipment

	At cost		Net	
	As of December 31, 2001	As of December 31, 2000	As of December 31, 2001	As of December 31, 2000
Exploration and Production:				
Western Siberia	11,281	10,652	4,193	3,798
European Russia	8,928	7,138	4,148	2,645
International	868	657	727	553
Total	21,077	18,447	9,068	6,996
Refining, Marketing and Distribution:				
Western Siberia	82	46	58	24
European Russia	4,307	4,063	2,335	2,133
International	1,511	1,344	668	574
Total	5,900	5,453	3,061	2,731
Other:				
Western Siberia	134	185	74	123
European Russia	81	52	72	43
International	47	25	21	13
Total	262	262	167	179
Total property, plant and equipment	**27,239**	**24,162**	**12,296**	**9,906**

Note 9. Short-term borrowings and current portion of long-term debt

	As of December 31, 2001	As of December 31, 2000
Short-term borrowings	1,002	623
Current portion of long-term debt	478	206
Total short-term borrowings and current portion of long-term debt	**1,480**	**829**

Short-term borrowings are loans from various third parties and are secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on short-term borrowings from third parties was 4.9% per annum as of December 31, 2001.

Note 10. Long-term debt

	As of December 31, 2001	As of December 31, 2000
Long-term loans and borrowings from third parties (including loans from banks in the amount of $1,153 million, and $374 million as of December 31, 2001 and 2000, respectively)	1,453	755
Long-term loans and borrowings from related parties	1	5
3.5% Convertible US dollar bonds, maturing 2002	298	284
1% Convertible US dollar bonds, maturing 2003	476	445
Variable interest unsecured Russian ruble bonds, maturing 2003	99	107
Capital lease obligation	99	93
Total long-term debt	2,426	1,689
Current portion of long-term debt	(478)	(206)
Total non-current portion of long-term debt	**1,948**	**1,483**

(Millions of US dollars, except as indicated)

Note 10. Long-term debt (continued)

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2002 through 2025 and are secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on long-term loans and borrowings from third parties was 6.32%, and 6.91% per annum as of December 31, 2001 and 2000, respectively.

The Company has outstanding obligations of $150 million under an agreement dated September 7, 2000 with the European Bank for Reconstruction and Development ('EBRD'). This loan is provided for financing the export supplies of oil and refined products, including their refining and transportation. The loan bears interest at LIBOR plus 3.5% and is payable in 2004. In accordance with the agreement all monies deposited in the Company's US dollar account with Raiffeisen Zentralbank Oesterreich AG are assigned as security to EBRD. As at December 31, 2001 and 2000 the amount of such security was nil.

The Company has a loan facility with the Russian Commercial Bank that provides borrowings up to $200 million. Borrowings under this loan facility bear interest at LIBOR plus 4%. At December 31, 2001 the amount outstanding under the loan facility was $200 million.

A Group subsidiary has a revolving credit facility with Chase Manhattan Bank that provides borrowings up to $89 million. Borrowings under this credit facility bear interest at LIBOR plus 2%. At December 31, 2001, $69 million was outstanding under this credit facility.

The Group has revolving credit facilities with a number of other banks that provide borrowings up to $261 million. The weighted-average interest rate under these credit facilities was 8.8% per annum as of December 31, 2001. At December 31, 2001 amounts outstanding under these credit facilities were $176 million.

Convertible US dollar bonds

On May 6, 1997, a Group company issued 230,000 convertible bonds with a face value of $1,000 each, maturing on May 6, 2002, and convertible to fifteen global depository receipts ("GDRs") of the Company per bond. The liability on the bonds was included in the current portion of long-term debt as of December 31, 2001. Subsequently, during 2002, these bonds have been redeemed for cash at the stated redemption price of 130.323% of the face value and 11,185,059 shares of common stock of the Company.

On November 3, 1997, a Group company issued 350,000 high yield and premium exchangeable redeemable bonds with a face value of $1,000 each, maturing on November 3, 2003, and exchangeable for 5.625 GDRs of the Company per bond. The bonds are convertible into GDRs up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 153.314% of the face value in respect of the bonds issued on November 3, 1997. The Company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

Group companies held sufficient treasury stock throughout 2001 and 2000 to permit the full conversion of the bonds to GDRs.

(Millions of US dollars, except as indicated)

Note 10. Long-term debt (continued)

Russian ruble bonds

On August 13, 1999, the Company issued three million variable interest rate Russian ruble bonds with a face value of 1,000 Russian rubles each, maturing on August 13, 2003. The bonds are unsecured and bear interest at 6% per annum adjusted for Russian ruble to dollar devaluation, payable semi-annually. The principal is repayable at maturity date at face value in Russian rubles.

Maturities of long-term debt

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $478 million in 2002, $799 million in 2003, $208 million in 2004, $424 million in 2005, $374 million in 2006 and $143 million thereafter.

Note 11. Taxes

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the Consolidated Statement of Income as "Current and Deferred income taxes" for income taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

The statutory income tax rates in the Russian Federation applicable to the Company were:

35% from January 1, 2001 to December 31, 2001;
30% from April 1, 1999 to December 31, 2000;
35% from January 1, 1999 to March 31, 1999.

There are not currently, and have not been during the three years ended December 31, 2001, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss, subject to the restriction that no more than 30% of the taxable profit in a given year can be reduced by loss relief.

A number of concessionary taxation rates and allowances have been available to the Group in various jurisdictions during the three years ended December 31, 2001.

Taxation legislation changes in the area of Mineral Extraction and Excise Taxes, Capital Investment Concessions and Concessionary Rate Regimes have been recently made in the Russian Federation. These changes will first have an impact on the total cost of taxation for the Group in the year ending December 31, 2002. If not mitigated, these changes are expected to increase the overall taxes borne by the Group. In the past, the Group has been able to establish strategies which have reduced its overall cost of taxation. It may not be possible to establish other arrangements which facilitate similar tax efficiencies in the future to replace the arrangements which have reduced the cost of taxation in the years ended December 31, 2001, 2000 and 1999.

(Millions of US dollars, except as indicated)

Note 11. Taxes (continued)

Domestic and foreign components of net income before income taxes were:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Domestic	2,616	4,012	1,430
Foreign	167	72	(93)
Income before income taxes	**2,783**	**4,084**	**1,337**

Domestic and foreign components of income taxes were:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Current			
Domestic	849	775	372
Foreign	12	15	18
Current income taxes	861	790	390
Deferred			
Domestic	(207)	(27)	(106)
Foreign	20	9	(9)
Deferred income taxes	(187)	(18)	(115)
Total income taxes	**674**	**772**	**275**

The following table is a reconciliation of the notional income tax at the Russian statutory tax rate applied to income before income taxes to total income taxes:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Income before income taxes	2,783	4,084	1,337
Notional income tax at Russian statutory rates	974	1,225	401
Increase (reduction) in income tax due to:			
Non-deductible items	191	327	157
Domestic and foreign rate differences	(233)	(409)	(135)
Foreign currency gains (losses)	8	17	(89)
Effect of rate changes	19	7	(13)
Investment tax credits	(325)	(417)	(56)
Change in valuation allowance	39	4	10
Other	1	18	-
Total income taxes	**674**	**772**	**275**

Taxes other than income taxes were:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Royalty tax	347	259	168
Mineral replacement tax	215	150	114
Road users' tax	100	179	87
Social taxes and contributions	201	198	78
Property tax	83	50	32
Other taxes and contributions	64	214	48
Taxes other than income taxes	**1,010**	**1,050**	**527**

(Millions of US dollars, except as indicated)

Note 11. Taxes (continued)

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 2001	As of December 31, 2000
Other current assets	143	142
Deferred income tax assets – non-current	291	201
Other current liabilities	(124)	(108)
Deferred income tax liabilities – non-current	(390)	(284)
Net deferred income tax liability	**(80)**	**(49)**

The following table sets out the tax effects of the temporary differences which gave rise to deferred income tax assets and liabilities:

	As of December 31, 2001	As of December 31, 2000
Accounts receivable	94	87
Long-term liabilities	173	105
Inventories	42	55
Property, plant and equipment	92	50
Accounts payable	23	17
Other	28	9
Operating loss carry forward	48	69
Total gross deferred income tax assets	500	392
Less valuation allowance	(66)	(49)
Deferred income tax assets	**434**	**343**
Property, plant and equipment	(334)	(257)
Accounts payable	(45)	(54)
Accounts and notes receivable	(36)	(52)
Inventories	(43)	-
Investments	(20)	(23)
Other	(36)	(6)
Deferred income tax liabilities	**(514)**	**(392)**
Net deferred income tax liability	**(80)**	**(49)**

Retained earnings of foreign subsidiaries included $691 million for which deferred taxation has not been provided for because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested.

In accordance with SFAS No. 52 and SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of statutory indexation of property, plant and equipment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible differences, net of the existing valuation allowances as of December 31, 2001 and 2000.

(Millions of US dollars, except as indicated)

Note 11. Taxes (continued)

In August 2000, the Federal Law of the Russian Federation on Income Tax for Companies was amended, giving local authorities the right to increase the statutory income tax rate from 30 to 35 percent, effective from January 1, 2001. Accordingly, deferred taxes for Russian Group companies as of December 31, 2000 are calculated at 35 percent and the income tax expense recorded in the period ended December 31, 2000 includes a deferred tax expense of $7 million as a result of this change.

In August 2001, the Federal Law of the Russian Federation on Tax Code for Companies was amended, establishing a decrease of the statutory income tax rate from 35 to 24 percent, effective from January 1, 2002. Accordingly, deferred taxes for Russian Group companies as of December 31, 2001 are calculated at 24 percent and the income tax expense recorded in the period ended December 31, 2001 includes a deferred tax expense of $19 million as a result of this change. Also, as a result of the amendment, certain tax benefits have been eliminated, including investment tax credits.

At December 31, 2001, the Group has operating loss carry forwards of $184 million of which $75 million are attributable to Russian Group companies and expire up to 2011, and for other Group companies $51 million expire during 2006, $40 million expire during 2037, and $18 million have indefinite carry forward.

Reclassification of prior year amounts

During 2001, the Company changed its financial statement presentation for certain expenditures made to qualifying social programs from being reported as other non-operating expense to income tax expense. These expenditures are an allowable method of settling a portion of the Company's income tax liability. The Company believes this presentation is a better representation of its income tax provision associated with its core business. The Company has reclassified prior year amounts for comparability purposes. The effect is a reduction of other non-operating expense and an increase in current income tax expense of $221 million and $88 million for 2000 and 1999, respectively.

Note 12. Pension benefits

The Company sponsors a pension plan that covers the majority of Group employees. This plan, administered by a non-state pension fund, LUKOIL-GARANT, provides defined pension benefits based on years of service and final remuneration levels.

The pension related expense was as follows:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Service cost	8	7	7
Interest cost	16	22	23
Less expected return on plan assets	(6)	(3)	(2)
Amortization of prior service cost	5	5	5
Actuarial gain	(3)	-	-
Total expense	**20**	**31**	**33**

(Millions of US dollars, except as indicated)

Note 12. Pension benefits (continued)

An independent actuary has assessed the benefit obligations and plan assets for the fund as of December 31, 2001 and 2000 as summarized below:

	Year ended December 31, 2001	Year ended December 31, 2000
Benefit obligations		
Benefit obligations at January 1	110	121
Effect of exchange rate changes	(16)	(5)
Service cost	8	7
Interest cost	16	22
Plan amendments	144	7
Actuarial loss (gain)	108	(38)
Benefits paid	(3)	(4)
Benefit obligations at December 31	**367**	**110**
Plan assets		
Fair value of plan assets at January 1	24	12
Effect of exchange rate changes	(2)	(1)
Return on plan assets	6	5
Employer contributions	8	12
Benefits paid	(3)	(4)
Fair value of plan assets at December 31	**33**	**24**
Funded status	(334)	(86)
Unamortized prior service cost	193	62
Unrecognized actuarial loss (gain)	72	(38)
Net amount recognized	**(69)**	**(62)**
Amounts recorded in the consolidated balance sheets were:		
Accrued benefit liabilities	(281)	(62)
Intangible assets	193	-
Accumulated other comprehensive income	19	-
Net amount recognized	**(69)**	**(62)**

	Year ended December 31, 2001	Year ended December 31, 2000
Assumptions as of December 31		
Discount rate	22.0%	15.3%
Expected return on plan assets	22.0%	22.0%

In addition to the plan assets listed above, LUKOIL - GARANT holds net assets in an operating fund. The operating fund includes an insurance reserve, the purpose of which is to satisfy pension obligations should the plan assets, including contributions due from the Group, not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

During 2000, LUKOIL-GARANT acquired a group of companies from the Group. A contingent obligation to purchase 7,876,000 shares of common stock of the Company was included in the terms of the agreement of the sale (Note 13 “Stockholders’ equity”). The obligation transferred to LUKOIL - GARANT will only be settled from the net assets, excluding the obligation, held by the group of companies acquired by LUKOIL – GARANT.

(Millions of US dollars, except as indicated)

Note 13. Stockholders' equity

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 20,987 million Russian rubles, 45,686 million Russian rubles and 13,404 million Russian rubles, respectively for 2001, 2000 and 1999, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2001, 2000 and 1999 amounted to $696 million, $1,622 million and $496 million, respectively.

At the annual stockholders' meeting on June 28, 2001, dividends were declared for 2000 in the amount of 8.00 Russian rubles per common share and 59.16 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.27 and $2.03, respectively.

At the annual stockholders' meeting on June 8, 2000, dividends were declared for 1999 in the amount of 3.00 Russian rubles per common share and 17.45 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.11 and $0.62, respectively.

At the annual stockholders' meeting on June 29, 1999, dividends were declared for 1998 in the amount of 0.25 Russian rubles per common share and 2.67 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.01 and $0.11, respectively.

Share capital

At the annual stockholders meeting on June 8, 2000 a resolution to increase the number of shares of common stock by 35,000,000 shares of par value of 0.025 Russian rubles each was approved. The Company issued and exchanged 18,431,061 of these shares for shares of OAO Arkhangelskgeoldobycha and for minority interest shareholdings of OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteproduct (Note 15, "Business combinations") and sold 16,568,939 shares to LUKinter Finance B.V., a Group company. The results of these issues were registered by the Russian Federal Commission for Securities on April 27, and October 9, 2001, respectively.

At the annual stockholders meeting on June 28, 2001 a resolution to increase the number of shares of common stock by 77,211,864 shares of par value of 0.025 Russian rubles each was approved. These shares were exchanged for all of the outstanding preferred stock of the Company in the ratio of one share of common stock for one share of preferred stock. The results of this transaction were registered by the Russian Federal Commission for Securities on December 14, 2001.

During 2001, the Company issued 2,780,525 shares (included in the 18,431,061 shares disclosed above) to LUKOIL Finance Limited, a Group company, in exchange for its 15.7% of the shares in OAO Arkhangelskgeoldobycha (Note 15, "Business combinations"). These shares and the 16,568,939 shares sold to LUKinter Finance B.V. were held by these subsidiaries at December 31, 2001. The shares held by subsidiaries were not considered to be outstanding shares at December 31, 2001 in the consolidated financial statements.

Note 13. Stockholders' equity (continued)

As noted in Note 12 "Pension benefits" the Group sold a group of companies to LUKOIL-GARANT, a related party, during 2000. The assets and liabilities of the companies sold included 45,108,103 shares of common stock of the Company (accounted for as Treasury Stock of the Group prior to the sale) and a contingent obligation to purchase a further 7,876,000 shares of common stock of the Company from the Company on November 3, 2003. The contingent obligation is in the form of a put option held by the Group. The fair value of the net assets of the companies sold by the Group including the contingent obligation, was equivalent to the amount paid by LUKOIL - GARANT for the group of companies.

Earnings per share

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Net income	2,109	3,312	1,062
Dividends on preferred shares	(157)	(47)	(8)
Net income related to common shares	1,952	3,265	1,054
Add back convertible debt interest (net of tax at effective rate)			
3.5% Convertible US dollar bonds, maturing 2002	17	17	17
1% Convertible US dollar bonds, maturing 2003	23	23	23
Total diluted net income	1,992	3,305	1,094
Weighted average number of outstanding common shares (thousands of shares)	727,348	676,341	622,990
Add back treasury shares held in respect of convertible debt (thousands of shares)	21,675	21,675	21,675
Weighted average number of outstanding common shares, after dilution (thousands of shares)	749,023	698,016	644,665

Note 14. Financial instruments

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. Long-term debt is the only category of financial instruments whose fair value differs materially from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2001 and 2000 was $2,081 million and $1,515 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

(Millions of US dollars, except as indicated)

Note 15. Business combinations

In May and December 2001, the Group acquired 25% and 35%, respectively, of the share capital of OAO Yamalneftegazodobycha in total for $104 million. Prior to the December acquisition, OAO Yamalneftegazodobycha was recorded as an associated company using the equity method of accounting. OAO Yamalneftegazodobycha is a Russian oil and gas exploration company with significant proved undeveloped reserves predominantly within the Yamal-Nenetsky Autonomic District of Northern Russia.

In September 2001, the Group acquired 100% of the share capital of Bitech Petroleum Corporation for $77 million. Bitech Petroleum Corporation is a Canadian oil exploration company with operations predominantly within the Komi Republic in the Russian Federation.

In March 2001, the Company acquired 74% of the shares in OAO Arkhangelskgeoldobycha in exchange for 17,710,697 shares of common stock and cash consideration of $130 million. The shares of OAO Arkhangelskgeoldobycha were held by third parties, LUKOIL - GARANT, a related party, and LUKOIL Finance Limited, a Group company, which had acquired its interest in OAO Arkhangelskgeoldobycha from a third party in January 2001 for $39 million. OAO Arkhangelskgeoldobycha is a Russian oil and gas exploration company operating predominantly within the Timan-Pechora region of Northern Russia.

In March 2001, the Company exchanged 720,364 shares of common stock for 13% and 22% of the minority interest shareholding of OAO LUKOIL Ukhtaneftepererabotka and OAO LUKOIL - Kominefteproduct, respectively. OAO LUKOIL Ukhtaneftepererabotka is an oil refinery and OAO LUKOIL – Kominefteproduct is a marketing and distribution company. Both companies operate primarily in the Komi Republic of Russian Federation.

In December 2000, the Group acquired 72% of Getty Petroleum Marketing Inc. for $53 million. Getty Petroleum Marketing Inc. is a marketing and distribution company operating throughout the Northeast and Mid Atlantic regions of the United States of America. In January 2001, the Group acquired the remaining 28% of shares in Getty Petroleum Marketing Inc. for $20 million thereby increasing the Group's ownership stake in Getty Petroleum Marketing Inc. to 100%.

In December 2000, the Group acquired 32% of ZAO KomiArcticOil for $44 million thereby increasing the Group's ownership stake in ZAO KomiArcticOil to 53%. Prior to the acquisition, ZAO KomiArcticOil was recorded as an associated company using the equity method of accounting. ZAO KomiArcticOil is an exploration and production company operating in the Komi Republic in the Russian Federation.

In June 2000, the Group acquired 7% of OAO RITEK for $1 million thereby increasing the Group's ownership stake in OAO RITEK to 51%. Prior to this acquisition, OAO RITEK was recorded as an associated company using the equity method of accounting. OAO RITEK is an exploration and production company operating in Western Siberia.

In June 2000, the Group acquired 14% of ZAO LUKOIL - Perm in exchange for 54% of the Group's interest in OAO Vatoil thereby increasing the Group's ownership stake in ZAO LUKOIL Perm to 64% and reducing the Group's effective interest in OAO Vatoil from 100% to 80%. Prior to this acquisition, ZAO LUKOIL - Perm was recorded as an associated company using the equity method of accounting. During 2001 the Group increased its ownership stake in ZAO LUKOIL-Perm to 73%. ZAO LUKOIL - Perm is an exploration and production company operating in European Russia.

In May 2000, the Group acquired LUK - Sintez Oil B.V. which owns 97% of the OAO Odessa Oil Refinery Plant located in Ukraine for $20 million.

(Millions of US dollars, except as indicated)

Note 15. Business combinations (continued)

In October 1999, the Group was part of a consortium which acquired 58% of the company which owns the Neftochim Burgas AD refinery located in Bulgaria for $81 million. The Group held a 51% interest in this consortium. During 2000, the Group bought out the remaining 49% consortium interest held by other consortium parties. The consideration for this acquisition was cash of $45 million and debt of $42 million to be paid over 7 years. The Group's effective ownership in the Neftochim Burgas AD refinery as of December 31, 2001 and 2000 was 58%.

In September 1999, the Group acquired OAO KomiTEK and minority interests held in the OAO KomiTEK group of companies for $619 million through a share exchange. OAO KomiTEK is an integrated oil and gas company operating primarily in the Komi Republic in the Russian Federation.

Note 16. Commitments and contingencies

Capital expenditure, exploration and investment programs

Under the terms of the purchase agreement, the Group is required to invest $268 million in the Neftochim Burgas AD refinery prior to 2005. As of December 31, 2001 the Group's commitments under this agreement were $184 million.

Under the terms of the purchase agreement, as amended, the Group is required to invest $200 million in the Petrotel SA refinery prior to 2008. As of December 31, 2001 the Group's commitments under this agreement were $114 million.

Group companies have commitments of $39 million in 2002 and $6 million in 2003 for the construction of oil tankers.

Group companies have exploratory and development drilling commitments under the terms of exploration and development license agreements in the Russian Federation of $471 million over the next 5 years.

Group companies have commitments for capital expenditure contributions in the amount of $1,008 million to be spent in the Caspian region over the next 29 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible.

Operating lease obligations

A Group company has commitments of $864 million for the lease of petroleum distribution outlets over the next 14 years. Commitments for minimum rentals under these leases as of December 31, 2001 are as follows:

	As of December 31, 2001
2002	67
2003	62
2004	62
2005	62
2006	62
beyond	549

(Millions of US dollars, except as indicated)

Note 16. Commitments and contingencies (continued)

Letters of credit and financial guarantees

As of December 31, 2001 and 2000, Group companies were contingently liable for performance under letters of credit and other financial guarantees totaling approximately $975 million and $5 million, respectively.

Insurance

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, for business interruption, for third party liability in respect of property and for environmental damage arising from accidents on Group property or relating to Group operations. Until Group companies are able to obtain adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Environmental liabilities

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

As liabilities in respect of the Group's environmental obligations are able to be determined, they are provided for over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

In respect of disassembling equipment, winding up production and restoring work sites, potential expenses for Group companies as of December 31, 2001 and 2000 were estimated at $1,546 million and $964 million, respectively. Of these amounts, $267 million and $200 million are included in accumulated depreciation, depletion and amortization as of December 31, 2001 and 2000, respectively.

Social assets

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

Note 16. Commitments and contingencies (continued)

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and changing legislation, which may be applied retroactively and is sometimes unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Such factors may create taxation risks in the Russian Federation and other countries where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

The Group has implemented tax planning and management strategies based on legislation existing at the time of implementation. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of such legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against OAO "Arkhangelskgeoldobycha" ("AGD"), a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are \$4.8 billion, including compensatory damages of \$1.2 billion and punitive damages of \$3.6 billion. The claim is currently in its early stages, but the Company believes the claim to be without merit and plans a vigorous defense, which includes among other defenses an objection to jurisdiction. While the claim is in its early stages and no assurance can be given about the ultimate outcome, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Other matters

During July 2001, the Group temporarily shut down operations of the Petrotel SA refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these financial statements. Management is currently assessing its plans regarding the future operations of this refinery and options in relation to the Group's Romanian operations. If management decides to sell or abandon the refinery, the Group may be exposed to losses on the carrying value of property, plant and equipment of approximately \$60 million. Additionally, a decision to abandon the refinery may result in claims against the Group's future investment commitments as described in this note under *Capital expenditure, exploration and investment programs*.

(Millions of US dollars, except as indicated)

Note 17. Related party transactions

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company consider that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant.

Sales of oil and oil products to related parties were $98 million, $44 million and $215 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Other sales to related parties were $46 million, $34 million and $10 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchases of oil and oil products from related parties were $305 million, $441 million and $273 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchases of construction services from related parties were $389 million, $355 million and $118 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Other purchases from related parties were $128 million, $181 million and $83 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchases of insurance services from related parties were $214 million during the year ended December 31, 2001. During 2000 and 1999, these services were provided by Group companies. These companies were part of the group of companies sold to LUKOIL-GARANT during 2000 (Note 12 "Pension benefits").

Amounts receivable from related parties, including loans and advances, were $209 million and $121 million as of December 31, 2001 and 2000, respectively. Amounts payable to related parties were $73 million and $83 million as of December 31, 2001 and 2000, respectively.

As of December 31, 2001 and 2000 the Government of the Russian Federation owned 14% and 16% of the shares of the common stock of the Company, respectively. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of business and the economic environment. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management consider such trading relationships as part of the normal course of conducting business in the Russian Federation and consider that such relationships will remain for the foreseeable future. Accordingly, information on these transactions is not disclosed as related party transactions.

Note 18. Segment information

Presented below is information about the Company's operating and geographical segments for the years ended December 31, 2001, 2000 and 1999 in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"*.

(Millions of US dollars, except as indicated)

Note 18. Segment information (continued)

The Company has three operating segments - exploration and production; refining, marketing and distribution; and other business segments. These segments have been determined based on the nature of their operations. Management, on a regular basis, assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. Activities of the other businesses operating segment include the development of businesses beyond the Company's traditional operations.

For the years ended December 31, 2001, 2000 and 1999 the Group had one customer who accounted for 14.6%, 18.2% and 21.2% of total sales, respectively.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

Operating segments

2001	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	1,225	12,144	57	-	13,426
Inter-segment	4,153	347	136	(4,636)	-
Total sales	5,378	12,491	193	(4,636)	13,426
Operating expenses	2,031	7,149	130	(4,639)	4,671
Depletion, depreciation and amortization	606	278	2	-	886
Interest expense	74	190	27	(34)	257
Income taxes	52	605	17	-	674
Net income	911	1,175	11	12	2,109
Total assets	12,024	10,101	843	(3,026)	19,942
Capital expenditures	1,789	810	18	-	2,617

2000	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	834	12,211	165	-	13,210
Inter-segment	2,919	681	70	(3,670)	-
Total sales	3,753	12,892	235	(3,670)	13,210
Operating expenses	1,283	6,405	154	(3,617)	4,225
Depletion, depreciation and amortization	611	221	6	-	838
Interest expense	37	169	32	(40)	198
Income taxes	154	605	13	-	772
Net income	794	2,727	(96)	(113)	3,312
Total assets	9,359	8,956	492	(1,698)	17,109
Capital expenditures	945	909	30	(17)	1,867

(Millions of US dollars, except as indicated)

Note 18. Segment information (continued)

1999	Exploration and production	Refining, marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	635	6,798	111	-	7,544
Inter-segment	1,491	59	2	(1,552)	-
Total sales	2,126	6,857	113	(1,552)	7,544
Operating expenses	648	3,470	56	(1,552)	2,622
Depletion, depreciation and amortization	471	127	-	-	598
Interest expense	26	167	9	(10)	192
Income taxes	54	215	6	-	275
Net income	139	851	72	-	1,062
Total assets	7,671	5,828	154	(1,150)	12,503
Capital expenditures	388	466	4	-	858

Geographical segments

	2001	2000	1999
Sales of crude oil within Russia	992	1,471	989
Export of crude oil and sales of oil by foreign subsidiaries	3,951	4,380	3,812
Sales of refined product within Russia	2,595	2,287	520
Export of refined product and sales of refined products by foreign subsidiaries	4,901	4,165	1,544
Other sales within Russia	594	830	576
Other export sales and other sales of foreign subsidiaries	393	77	103
Total sales	13,426	13,210	7,544

2001	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	379	4,389	8,658	-	13,426
Inter-segment	2,329	5,204	73	(7,606)	-
Total sales	2,708	9,593	8,731	(7,606)	13,426
Operating expenses	1,220	3,450	7,610	(7,609)	4,671
Depletion, depreciation and amortization	325	404	157	-	886
Interest expense	19	168	73	(3)	257
Income taxes	(66)	714	26	-	674
Net income	477	1,482	141	9	2,109
Total assets	5,400	11,883	3,991	(1,332)	19,942
Capital expenditures	667	1,579	371	-	2,617

(Millions of US dollars, except as indicated)

Note 18. Segment information (continued)

2000	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	176	4,628	8,406	-	13,210
Inter-segment	1,831	4,754	68	(6,653)	-
Total sales	2,007	9,382	8,474	(6,653)	13,210
Operating expenses	842	2,598	7,385	(6,600)	4,225
Depletion, depreciation and amortization	332	390	116	-	838
Interest expense	1	129	96	(28)	198
Income taxes	71	677	24	-	772
Net income	232	3,151	48	(119)	3,312
Total assets	4,737	10,434	3,212	(1,274)	17,109
Capital expenditures	377	1,172	335	(17)	1,867

1999	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	222	2,403	4,919	-	7,544
Inter-segment	1,139	2,710	24	(3,873)	-
Total sales	1,361	5,113	4,943	(3,873)	7,544
Operating expenses	412	1,831	4,252	(3,873)	2,622
Depletion, depreciation and amortization	338	187	73	-	598
Interest expense	4	114	74	-	192
Income taxes	23	243	9	-	275
Net income	611	553	(102)	-	1,062
Total assets	4,281	7,200	2,186	(1,164)	12,503
Capital expenditures	214	526	118	-	858